1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 8, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Ryan Sutcliffe, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File Nos. 033-23166; 811-05624)

Dear Mr. Sutcliffe:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new series of the Company, Global Focus Real Estate Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2021.  The Company has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf.  Below, we describe any changes made to the registration statement in response to your comments and provide any responses to or any supplemental explanations relating to such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 246 to the Company’s registration statement on Form N-1A that will be filed via EDGAR on or about July 14, 2021.

COMMENTS TO THE PROSPECTUS

Comment 1.                            Please address all blank and bracketed information in connection with filing the next post-effective amendment with respect to the Fund. Please note that the staff requests that registrants respond to staff comments on a Rule 485(a) filing as a general matter no later than five business days before the filing is scheduled to become effective automatically.

Response 1. We acknowledge the comment and confirm that all blank and bracketed information has been addressed. We also acknowledge the staff’s request with respect to the timing of the filing of this letter.

Comment 2.                            With respect to the second paragraph under “Fund Summary — Fees and Expenses,” pursuant to the plain English guidelines of Rule 421(d) under the Securities Act of 1933, as amended, please revise this paragraph to simplify and enhance its readability.

Response 2. We respectfully acknowledge the comment, however, we believe that the current disclosure is appropriate and consistent with plain English principles as well as Item 3 of Form N-1A and Instruction 1(b) thereunder. We note, however, that the Fund will further consider the staff’s comment in connection with the next annual update of the Fund’s registration statement.

Comment 3.                      Pursuant to General Instruction C.3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. With respect to the third paragraph under “Fund Summary — Fees and Expenses,” please explain how this information is permitted or required by Form N-1A.

Response 3. We respectfully acknowledge the comment, however, we believe that the disclosure included in this paragraph regarding potential commission and/or other forms of compensation charged by brokerage platforms or firms in connection with Class I shares is appropriate and consistent with Item 3 of Form N-1A and Instruction 1(b) thereunder as well as consistent with the staff’s 2017 FAQ regarding mutual fund fee structures. See Frequently Asked Questions on IM Guidance Update 2016-06 (Mutual Fund Fee Structures) (Feb. 2017).

Comment 4.                      Please relocate the footnotes in the “Fund Summary” section to immediately follow the Shareholder Fees table or Annual Fund Operating Expense table, as applicable, rather than the Expense Example.

Response 4. We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Form N-1A.

Comment 5.                      Pursuant to General Instruction C.3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. The second paragraph under “Fund Summary — Fees and Expenses — Example” states that “[a]fter eight years, Class C shares of the Fund generally will convert automatically to Class A shares of the Fund. Please refer to the section of the Prospectus entitled

“Shareholder Information—Conversion Features” for more information.” Please explain how this information is permitted or required by Form N-1A

Response 5. We respectfully acknowledge the comment, however, we believe that the disclosure included in this paragraph regarding the automatic conversion of Class C shares to Class A shares after eight years is appropriate and consistent with Item 3 of Form N-1A and Instruction 1(b) thereunder and informative to investors regarding the cost of investing shown in the Expense Example.

Comment 6.                            The fourth footnote under “Fund Summary — Fees and Expenses” states that “certain investment related expenses” are excluded for purposes of any fee waiver and/or expense reimbursement arrangements. Please revise the disclosure to clarify what “certain investment related expenses” include.

Response 6. We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Form N-1A.

Comment 7.                            Please confirm that the expenses reimbursed and/or fees waived by the Adviser pursuant to the expense limitation arrangement are not subject to recoupment by the Adviser.

Response 7. We confirm that the expenses that will be reimbursed and/or fees that will be waived by the Adviser in prior years pursuant to the expense limitation arrangement will not be subject to recoupment by the Adviser.

Comment 8.                            Please confirm and revise the disclosure to specify the exact date until which the current expense limitation arrangement will continue so that shareholders may understand when the expense limit could change in the future.

Response 8. We confirm that the expense limitation arrangement will continue for at least one year from the date of the Prospectus. The second sentence in the fourth footnote under “Fund Summary — Fees and Expenses” has been revised as follows:

The fee waivers and/or expense reimbursements will continue for at least one year from the date of this Prospectus or until such time as the Board of Directors of Morgan Stanley Institutional Fund, Inc. (the “Company”) acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.

In addition, the third sentence of the second paragraph under “Fund Management — Advisory Fees” has been revised as follows:

The fee waivers and/or expense reimbursements for the Fund will continue for at least one year from the date of this Prospectus or until such time as the Company’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.

Comment 9.                      The first paragraph under “Fund Summary — Principal Investment Strategies” states that “[t]he Fund may invest in equity securities, including common and preferred stocks, convertible securities and equity-linked securities, rights and warrants to purchase equity securities, depositary receipts including American Depositary Receipts (“ADRs”), shares of investment companies, limited partnership interests and other specialty securities having equity features.” Please revise the disclosure to clarify the types of securities the Fund considers “other specialty securities having equity features.”

Response 9. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Comment 10.               The second paragraph under “Fund Summary — Principal Investment Strategies” states that “[t]he Fund will normally invest primarily in companies located in the developed countries of North America, Europe and Asia, but may also invest in companies located in emerging markets. “ Please explain supplementally how being located in a country satisfies the economically tied test under Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

Response 10. We believe that the location of a company is an appropriate factor for evaluating whether a company is economically tied to a particular country. In Proposed Rule 35d-1, the Commission recognized certain factors for determining whether issuers are economically tied to a particular country. See Investment Company Act Release No. 22530 (Feb. 27, 1997). In adopting Rule 35d-1, however, the Commission did not specify a specific test in the rule for determining whether issuers are economically tied to a particular country but noted in the release that an investment company will have “flexibility to invest in…types of investments that…expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” See Investment Company Act Release No. 24828 (Jan. 17, 2001).

We believe that the location of a company exposes an investment in such company to the economic risks and fortunes of the country in which the company is located, including market risk, currency risk, and political risk, and, therefore, is an appropriate measure for the purposes of the economically tied test. Furthermore, consistent with footnote 42 of the release adopting Rule 35d-1, the Fund intends to invest its assets in investments that are economically tied to a number of countries throughout the world. We would respectfully note that we believe that the Fund’s current disclosure is consistent with the foregoing.

Comment 11.               With respect to the same disclosure referenced in Comment 10 above, please revise the disclosure to include a definition of “emerging markets.” In addition, please revise the disclosure to state that the Fund will invest in multiple countries outside of the United States. Lastly, please disclose any per country investment percentage limitations applicable to the Fund.

Response 11. With respect to the staff’s comment to include a definition of “emerging markets,” the following disclosure has been added to the “Details of the Fund — Process” section of the Prospectus:

Emerging market or developing countries are countries that major international financial institutions or the Fund’s benchmark index generally consider to be less economically mature than developed nations, such as, for example, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe (such as the United Kingdom and France). The specific countries that comprise emerging markets or developing countries may change from time to time.

With respect to the staff’s comment regarding the Fund’s investment in multiple countries, the following disclosure has been added to the end of the second paragraph of the “Fund Summary — Principal Investment Strategies” section of the Prospectus and at the end of the sixth paragraph of the “Details of the Fund — Process” section of the Prospectus:

In addition, under normal market conditions, the Fund invests in the securities of issuers from at least three different countries, which may include the United States.

Comment 12.               The second paragraph under “Fund Summary — Principal Investment Strategies” also states that “[u]nder normal market conditions, the Fund typically invests at least the lesser of (i) 40% of its total assets in the securities of issuers located outside of the United States or (ii) an amount of its total assets equal to the approximate percentage of issuers located outside of the United States included in the FTSE EPRA Nareit Developed Net Total Return Index, unless the Adviser determines, in its sole discretion, that conditions are not favorable.” Please disclose the precise meaning of the term “approximate percentage” as it is used in this sentence.

Response 12. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Comment 13.                     With respect to the last paragraph under “Fund Summary — Principal Investment Strategies,” please revise the disclosure to identify specific examples of the ESG criteria that the Adviser considers when making investment decisions.

Response 13. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate. In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that the investment process takes into account ESG issues when making investment decisions, which is further clarified by disclosure regarding the manner in which the Adviser engages portfolio companies with respect to ESG matters. In addition, we supplementally confirm that the Adviser considers various factors in determining the materially important environmental and/or social issues facing a company.

Comment 14.               The second to last paragraph under “Fund Summary — Principal Investment Strategies” states that “[t]he Fund may invest without limit in all types of REITs, including timber REITs, tower REITs and other REITs. The Fund also may invest in exchange-traded funds (“ETFs”).” Please add appropriate disclosure if the Fund’s acquired fund fees and expenses exceed 0.01% of average net assets of the Fund.

Response 14. We confirm that the Fund’s acquired fund fees and expenses are not anticipated to exceed 0.01% of average net assets of the Fund.

Comment 15.               The Fund’s principal investment strategy states that the Fund may invest in ETFs. Please add corresponding principal risk disclosure regarding the risks of investing in ETFs. This risk disclosure should include the following: (i) the risk that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress with the result that investors may pay more or receive less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as the spread between the bid and ask prices of the ETF quoted during the day and premium or discount in the closing price and the ETF’s NAV; (ii) the risk that an active trading market for shares of ETFs may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders and that this could in turn lead to variances between the market price of ETF shares and the underlying value of their shares; and (iii) that in stressed market conditions the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the market for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity on ETF shares in turn could lead to differences between the market price of ETF shares and underlying value of their shares.

Response 15. The disclosure has been revised to include “Exchange-Traded Fund” risk as a principal risk for the Fund.

Comment 16.               The section “Fund Summary — Principal Risks — Foreign and Emerging Market Securities” includes risk disclosure relating to foreign currency forwards. Please add corresponding disclosure in the “Fund Summary — Principal Investment Strategies” section regarding the Fund’s use of foreign currency forwards. The staff notes that the Fund should consider whether its use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 16. We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate.

Comment 17.               We note that certain risks discussed in “Additional Information About the Fund’s Investment Strategies and Related Risks” do not have corresponding disclosure included in the “Fund Summary — Principal Risks” section of the Prospectus and vice-versa. Please revise the disclosure such that all principal risks of the Fund are disclosed in both the “Fund Summary — Principal Risks”

and “Additional Information About the Fund’s Investment Strategies and Related Risks” sections of the Prospectus. If the risks disclosed in “Additional Information About the Fund’s Investment Strategies and Related Risks” are non-principal risks of the Fund, please revise the disclosure to make this clear.

Response 17. We respectfully acknowledge the comment, and note that the Fund has revised the disclosure under “Additional Information About the Fund’s Investment Strategies and Related Risks” to add “Non-Diversification Risk.” With respect to the remainder of the comment, however, we note that the section entitled “Additional Information About the Fund’s Investment Strategies and Related Risks” provides additional information regarding the Fund’s principal and non-principal risks and we believe that the current disclosure is appropriate.

Comment 18.               The disclosure under “Additional Information About the Fund’s Investment Strategies and Related Risks — Fixed-Income Securities” includes reference to the concept of duration. Please revise the disclosure to include a brief definition of duration.

Response 18. We respectfully acknowledge the comment; however, we believe the current disclosure to be appropriate.

Comment 19.                     Supplementally, please provide the approximate percentage of the Fund’s net assets that will be invested in illiquid investments.

Response 19. We respectfully acknowledge the comment and confirm that the Adviser will limit and monitor the Fund’s investments in illiquid investments consistent with Rule 22e-4 of the 1940 Act and as contemplated by its Liquidity Risk Management Program.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 20.               With respect to fundamental investment limitation seven, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 20. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the 1940 Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai